UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Notification of Late Filing	OMB APPROVAL
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SEC FILE NUMBER 000-16749

CUSIP NUMBER

(Check One):    ☒  Form 10-KSB    ☐  Form 20-F    ☐  Form 11-K    ☐  Form 10-Q    ☐  Form N-SAR    ☐  Form N-CSR

For Period Ended: June 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: not applicable

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable

PART I — REGISTRANT INFORMATION

CERBCO, Inc.
Full Name of Registrant

Former Name if Applicable

1419 Forest Drive, Suite 209
Address of Principal Executive Office (Street and Number)

Annapolis, Maryland 21403
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s annual report on Form 10-KSB could not be filed within the prescribed time period because the Registrant’s auditors have not completed the audit of the Registrant’s consolidated financial statements. The Registrant anticipates that its annual report on Form 10-KSB will be filed on or before October 12, 2004.

Part IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert F. Hartman	(443)	482-3374
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CERBCO, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 29, 2004	By:	/s/ ROBERT F. HARTMAN
Vice President, Secretary and Treasurer

[ARONSON & COMPANY LOGO] www.aronsoncompany.com	700 KING FARM BOULEVARD ROCKVILLE, MARYLAND 20850 PHONE 301.231.6200 FAX 301.231.7630

September 29, 2004

Board of Directors

CERBCO, Inc.

1419 Forest Drive, Suite 209

Annapolis, MD 21403

Gentlemen:

We have not yet completed our audit of the consolidated financial statements of CERBCO, Inc. (the “Company”) at June 30, 2004 and for each of the two years in the period then ended, because we continue to request and obtain information from the Company that is critical to our ability to report on the Company’s consolidated financial statements.

Sincerely,

/s/  Aronson & Company

ARONSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS	[MRI LOGO]